FORM 10-SB


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number: 0-30180



			          FRESH BREATH INDUSTRIES, INC.
							 (Name of small business issuer in its charter)

		   NEVADA			  		           88-0404404
(States of other jurisdiction of incorporation or organization)
      (I.R.S. Employer Identification No.)

# 7-2316  27th Ave. N.E., Calgary, Alberta  Canada				 T2E7A7
				          	(Address of principal executive offices)					(Zip Code)

Issuer's telephone number (403) 259-6838

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		to be so registered					     each class is to be registered

		      N/A				     	 		        N/A



Securities registered under Section 12 (g) of the Exchange Act:

                               Common stock, par value $.001 per share
 (Title of class)


 (Title of class)




At December 31, 1998, the aggregate market value of
 the voting stock held by non affiliates is undeterminabl e and is considered to be 0.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of December 31, 1998, the registrants had 7,800,000 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None

FRESH BREATH INDUSTRIES, INC.

FORM 10 - SB

TABLE OF CONTENTS
												  PAGE
PART I


ITEM	1.	Description of Business	. . . . . . . . . . . . . . . . . . .

ITEM	2.	Management's Discussion and Analysis or Plan of Operation . . . .

ITEM	3.	Description of Property . . . . . . . . . . . . . . . . . . . . .

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons . . . .

ITEM	6.	Executive Compensation  . . . . . . . . . . . . . . . . . . . . . .

ITEM	7.	Certain Relationships and Related Transactions  . . . . . .

ITEM	8.	Description of Securities. . . . . . . . . . . . . . . . . . . . . .

PART II

ITEM	1.	Market Price of and Dividends on Registrant's Common Equity and
			Other Shareholder Matters . . . . . . . . . . . . . . . . . . . . . . . .

ITEM	2.	Legaasset purchase

	During the month of December 1998, the Company sold 4,250,000 shares for $0.01 , the gross proceeds were $42,500 of which $5,515 was received subsequent to December 31, 1998. The offering under the provisions of Regulation D, Rule 504 of the Securities Act of 1934, as amended
(the "Act").  The proceeds were used for working capital.

	Prior to June 30, 1999 the Company sold an additional 186,000 shares for $46,500 pursuant to Regulation D, Rule 504 of the Securities Act of 1934, as amended. The Company issued 662,000 in lieu of debt.
The Company also issued 100,000 shares of stock in lieu of a $13,500.00 debt. These funds were also used for working capital.

Products

	Breath Freshener: Cigar-Gone, a sugarless, all natural chewable gel-cap breath freshener, considered one of the accessories, is being successfully mato engaged in the marketing of cigars and cigar related products. As a start up enterprise the Company had no significant business operations in 1998.

	The Company has entered into various agreements with related companies to acquire the distribution rights of breath freshening products and cigars and cigar accessories. The Company entered into asset purchase agreements; (1) on October 16, 1998, the exclusive Canadian distribution rights to Irvine Breath Products and Gel Cap Breath Freshener products for $135,590 which consisted of $130,950 note and 500,000 shares of common stock, (2) on October 21, 1998, bought for the sum of $130,000 the product line cigar gone, Coffee Gone and other breath related products, and (3) on October 25, 1998, the Company bought for the sum of $50,000 and 100,000 shares of common stock the product lines and promotional materials of J&D
 Cigar Company, Ltd. On April 21, 1999 100,000 shares were issued to Irvine Breath Products for the cancellation of a $13,500.00 debt. 502,000 shares were issued to Irvine June 30, 1999 in lieu of debt of $125,500. J&D Cigar 160,000 shares in lieu of debt of $40,000.00 to complete the accessories in the United States and through its divisions in Canada.






Production

	The breath freshener products will be initially manufactured in two locations (1) Irvine Breath Products of Irvine, California (2) REON,
 San Diego, California. REON has also contracted to package, warehouse, ship and distribute the product in a percentage basis.

	The Company has a line of cigar humidors manufactured for it in Alberta, Canada and the accessories are handled on a manufacturers representative basis for sale wholesale.

	Manufacturer of Gel-Caps			Packaging, Sales and Distribution
	Irvine Breath Products				REON
	7700 Irvine Center Suite 510			1177 Knoxville Street
	Irvine, California 92718  			San Diego, California 92110

Marketing

	Cigar smoking has always been an integral part of North American culture with a phenomenal surge in popularity in the last few year. In the last two years cigar sales have increased 43% from 1994 to 1995 and even larger increased experienced from 1996 to 1997. Over 240 million cigars were sold in the USA in 1995 and over 300 million sold in 1996. By 1997, cigars were being sold in a variety of locations including grocery, drug and convenience stores. Total cigars sold in 1997 were over 350 million. Cigar have increased 18% from 1994 to 1995 with an equal increase in 1996. Overall the accessory industry exploded in 1997 with an increase of 23%.

	Hollywood and sports celebrities of both genders have now adopted the cigar as a symbol of success and fashion in the 90's. Cigar bars and emporiums have sprung up across the United States and Canada at an amazing rate.  Cigar friendly restaurants are now becoming the norm.
  The "Stogie" once a bastion of the rich American male has now become a true phenomenon for men and women across wide spectrums of North
American society.  Dropping into the local cigar emporium to enjoy a night of fine cigars, to tran or simply to be part of the cigar culture in now considered a very fashionable thing to do.

	Cigar products took off in 1995 and kept up an even faster pace through 1996 and 1997. Overall cigar sales are being sparked by the popularity of premium hand made cigars. while sales of premium cigars jumped 65% in 1996, they still account for just 6.4% of all cigars sold in the United States. It is estimated that there are 10 million cigar smokers in the United States, many of them being occasional smokers. Less than 4% are women and they tend to smoke the premium cigars . The highest concentration i 40 year old category. However, more men in their mid-20's are taking to the phenomena. Reasons for the resurgence points to the fact that cigars have recaptured their traditional image of success, achievement and celebration.

	The current popularity of cigars can be seen in the birth of several Cigar magazines. Although only a few years old the magazine "Cigar
Aficionado" has risen from 40,000 circulation to 440,000 paid circulation.
  An estimated two million read this bible of the cigar business, which gained its popularity by using big name stars on the cover. "Smoke" is the newest magazine to hit the cigar market and already boasts of a paid circulation of over 160,000 copies in less than one year.

	Cigars, cigar accessories, and breath fresheners are generally sold on an indirect basis, e.g., through jobbers and wholesalers to the retail outlets.
  Some are sold in a direct basis to national accounts Cigar Gone are now being distributed and marketed by several wholesalers and in over 10,000 different retail outlets including 7-Eleven, Circle K and AM/PM stores.


Competition

	Breath Assure is the market leader for gel-cap breath cleansers. It has approximately $40,000,000 in sales (1996) world wide, and is in 30 35 countries. Breath Assure is mostly known for its single action gel-cap formula that is swallowed and takes up to 30 minutes to take effect. Although Breath Assure is a very good product it does not work instantly, thus the consumer has to wait 30 minutes before the product takes effect. Quite often the individual does not want to wait for this length of time befo ng the relief of fresh breath.

	Breath Assure is relatively unchallenged in its dominance of the market place; being a premium product at a premium price. Fresh Breath, Inc., is able to beat Breath Assure's pricing and still maintain good profit margins. As it stands now Breath Assure sells at retail up to $7.95 for
 50 gel-caps.  Cigar Gone sells at retail for $5.95 for 50 gel-caps.  It allows Fresh Breath, Inc., to sell a premium product at a more reasonable
 price to the consumer.  This trend will also continue with "	" Gone product.

	To be able to effectively combat Breath Assure and other similar products that will undoubtedly be coming onto the market place,
Fresh Breath, Inc., must establish a very aggressive marketing and advertising campaign. Cigar Gone and Coffee Gone are presently in approximately in ten thousand (10,000) accounts across North America and is expected to be in a minimum of 30,000 stores across North American by the end of 1999. Although Fresh Breath, Inc., has been very successful in marketing its products to  distributors throughout North America we have not had the opportunity to market the products directly to the consumer, with the exception of a few cigar trade magazines. We are looking forward to creating this product awareness in the near future.

Research and Development

	The Company has not allocated funds for conducting research and development, however, with minimum funds the Company and its affiliates have developed four
 (4) additional niche breath products.  Garlic Gone, Coffee Gone
, Alcohol Gone in gel-caps and a line of flavor sprays.

	Tobacco accessory sales have increased 188% in food stores, 192% in drug stores and 292% with mass merchandisers.

Patents and Trademarks

	All cigar products handled have trademark protected by their manufacturers. To the issuers knowledge none of the accessory items handled are patented.

Employees

  	Presently, the Company has 2 employees. Management intends to hire additional employees in the United States and Canada only as needed and as funds are available. In such cases compensation to management and employees will be consistent with prevailing wages for service rendered. The Company also will use contract services that will preclude the necessity of  hiring for packaging and processing.

Facilities

	The Company has a statutory office at 1905 South Eastern Avenue, Las Vegas, Nevada and sales office in Calgary, Alberta, Canada, Vancouver, B.C., Canada and sales and product office in Irvine and San Diego,
California. The Company will maintain a headquarter office in Vancouver at 510 Burrard St., Suite 910 in the mid quarter of 1999.


Legal

	The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the
Company has been threatened.

ITEM	2.	Management's Discussion and Analysis or Plan of Operation

Overview

	The Company became incorporated in September 1998. The Company began operations by consolidating a distribution operation and acquiring various rights and licenses. Although, the Company did not realize revenues as of the date hereof, management anticipates sales to start by the end of first quarter or early in the second quarter of 1999.

	The Company's current capital was provided by the founders of the Company and by two private placements for sale of common stock.
Management believes that the Company's cash requirement can be satisfied with existing capital for ninety days, if sales are sufficient to handle current operating costs. Management anticipates the Company will require further capital of approximately $400,000 within the next Ninety days in order to properly facilitate production and distribution channels. This additional cap ted to come from sales of products in inventory or already ordered, however, if initial marketing is delayed or revenues are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding.

	In the event, outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its securities and/or a public offering. If the Company experiences a substantial delay in marketing revenues and is unable to secure public financing from the sale of its securities or from private lenders ation of the Company as a going concern would be seriously jeopardized.

	Most of the research and development of the Breath Fresheners additional products has been completed. Management does not intend to consider new products until such time as revenues are realized from the sale of the existing products and lines of cigars and accessories. All of the present lines have an established line of distribution, therefore, no immediate funds have to be expended in that area. Management would consider products that would fit in their distribution channel, but are manufactured by o

	The Company has an inventory of 1700 units with wholesale value of approximately $36,000.00 that was transferred in the acquisitions.

	Management does not anticipate hiring additional employees until recruited by sales and that is further dependent on the Company having sufficient capital.


Net Operating Loss

	The Company has accumulated approximately $37,026 of net operating loss carryforwards as of December 31, 1998, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year
 2013. In the event of certain changes in control of the Company, there will be an annual limitation on the amou rating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998 or the four month ended March 31, 1998.

Recent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per
Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure."
 SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No.
 128 provides for the calculation of "Basic" and "Dilutive" e hare. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entity's capital structure. SFAS no. 128 and SFAS no. 129 are effective for tements issued for periods ending after
December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

	The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, "Reporting Comprehensive Income" and SFAS no. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130
 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS no. 13 at all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS no. 131 establishes standards on the way that public companies report financial information abut operating segments in annual financial statements and requires reporting of selecte
inancial statements issued to the public.  It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

	In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to suc ket its product, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM	3.	Description of Property

	The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Company's knowledge, as of March 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

	Name and Address			Amount and Nature of		Percent of
	of Beneficial Owner			Beneficial Ownership		of Class (1)
	Kenneth Trociuk*			        1,000,000			    12.5%
	Ste. 910-510 Burrard St.
	Vancouver, B.C., Canada
	V6C 3A8

	Jeff Walter*				        1,050,000			   13.5%
	139 Sackville Dr. S.W
	Calgary, Albert, Canada
	T2W 0W4

	Frank Baroudi*  				           275,000			     3.5%
	1177 Knoxville St.
	San Diego, CA  92110

	Catherine Edwards*			           900,000	     	 	     11%
	40 Hymar Place
	Vernon, B.C., Canada
	V1B 2X5

	Doug McPhee*				            50,000	  	          	   .006%
	#3 Sierra Vista Circle
	Calgary, Alberta, Canada
	T2W 0W4


	Name and Address			Amount and Nature of		Percent of
	of Beneficial Owner			Beneficial Ownership		of Class (1)
	Ken Ochetti*				          275,000		                     4%
	1101 Buckingham-Unit D
	Costa Mesa, CA 92126

	*Management As A Group		       3,550,000			     45%

	Mounier Sallman				          450,000			    5.6%
	1860 Crois Salvador
	Brossard, Quebec
	V4X 1V2

	Peter Shield				          400,000			      5%
	1757 N. 40th Avenue
	Vancouver, B.C. Canada
	V6M 1W3
	*	Director and/or Officer
	(1)	Based upon 8,748,000 shares of Common Stock outstanding on June 30, 1999.

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

	The executive officers and directors of the Company are as follows:

	Name				Age			Position
	Kenneth Trociuk		 	 		Chief Executive Officer/Director
	Jeffery Walters						President/Director
	Catherine Edwards					Secretary/Treasuer/Director
	Frank Baroudi						Vice President/Director
	Douglas McPhee					Director
	Ken Ochetti						Director

	All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors.  The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of th rectors and any committee of the Board of Directors. The Executive
Committee of the Board of Directors, to the extent permitted under Nevada law, consists of the two directors and exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

	None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

	The directors will initially devote their time to the Company's affairs on an "as needed" basis, the exact amount of which is undetermined at this
 time.  Jeff Walters approximately 	 to 	 hours per week to the Company's
 business. If the Company begins to generate revenues, the Company's Secretary/Treasurer, Catherine Edwards, will devote approximately20 to
 30 hours a week primarily as the Company's Controller persons are prepared to increase the time they devote to the Company should such a need arise.  P
re are no other persons whose activities are material to the Company's operations other than the Company's corporate counsel.

	The business experience of each of the persons listed above during the past five years is as follows:

	Kenneth Trociuk, age 44, is the president and CEO of three companies, Kenrich Mining (V.S.E.),and Blue Gold. He has a Business Diploma in
Administration, Economics and Advertising.  As a co-owner of Canadian
Oilfield Directory until 1996, and Sales manager for Parklane Publications for five years, Mr. Trociuk brings valued marketing experience to the company. Mr. Trociuk is an avid super-pro quarter mile drag racer.

	Frank Baroudi, age 42, has a Masters in Electrical Engineering and another Masters in Computer Science from the University of Southern California. He worked for United Telecommunications as a software consultant for one year after which he went to Xerox for five years working briefly in technical support for CAD-CAM design workstations and then, moved into technical sales. He was then recruited by AST Research to head up their sales and marketing operations in Sydney, Australia where he brought sales fro
 $600k/mo. within six months. Mr. Baroudi started REON of San Diego, California in 1987 with his wife. They have made REON a multi-million dollar housewares importation, distribution and manufacturing operation.
  Mr. Baroudi has invented a few items including the Incredible Soda Machine which has sold 7.5 million units through stores such as K Mart and Wal Mart. REON also manufactures and distributes products for the cigar industry at two manufacturing facilities in Mexico. Mr. Baroudi and REON will be onsible for manufacturing, marketing, sales and distribution.

	Catherine Edwards, age 39, has worked in the medical profession for ten years, and more recently manages commercial real estate. She has run her own business for the past 10 years. First a cattle ranch, and then a retail wholesale business which she is currently operating. She has been involved in financing for public companies. Ms. Edwards is a director of Thorlow Resources, and is currently serving her sixth year on the board of a non-profit society. Ms. Edwards has a College Business Diploma and a cience degree form the University of British Columbia.

	Jeffrey Walters, age 34, has an extensive and varied business background. He is the founder and owner of several businesses in Canada. He has been an entrepreneur throughout his career with over seven years experience in the tobacco and liquor industry. Mr. Walters brings his varied experience along with several designations to Fresh Breath Inc. Mr. Walters was born in Calgary, Alberta where he completed high school and attended the
University of Calgary. He is the owner of several retail and wholesal in the province of Alberta. Jeff will manage all aspects of the breath freshener and cigar business.

	Ken Ochetti, age 49, is President and Founder of Irvine Breath Products and has been an entrepreneur for most of his career. He has started many companies including Octus Sports which merchandised and produced calendars, videos, CD ROM's for the National Football League. He also founded Peer Records and Video which was a national distribution company for the music industry with 3,500 accounts and was the District Manager for a chain of convenience stores in Southern California. He attended Arizona State here he studied Business Administration and Communication. Ken will have a contract with the new public company to continue to market and sell the breath freshener lines and make referrals to the cigar entity.
  He will also become a director once the new company acquires Irvine
Breath Products.

ITEM	6.	Executive Compensation

	The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Since the Company's inception, it has not paid any salaries or other compensation to its officers, directors or employees.
 Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future.

ITEM	7.	Certain Relationships and Related Transactions

	The Company has entered into various agreements with related companies to purchase the distribution rights of breath freshening products.

	On October 16, 1998, the Company bought for the sum of $135,590 which consists of $130,590 and 500,000 shares of its Common Stock equaling
$5,000, the exclusive Canadian distribution rights to Irvine Breath
Products and Gel Cap Breath Freshener product-lines.  On October 21,
 1998, the Company
bought for the sum of $130,000 the product-line called Cigar Gone,
 Coffee Gone and other breath-related products. October 25, 1998, the Company bought for the sum of $50,000 and 100,000 shares of its
 Common Stock, the product-line rights which include the assets, exclusive distributor rights, and promotional materials of J&D Cigar
 Company, Ltd.

	The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of
 Directo
vailable to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity.
Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

ITEM	8.	Description of Securities

Common Stock

	The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 7,800,000 shares were issued and outstanding as of December 31, 1998 and 8,748,000 as of June 30, 1999 respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholder articipate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights.
 All outstanding s
 paid and non-assessable.

PART II

ITEM	1.	Market Price of and Dividends on the Registrant's Common Equity
 and Other 			Shareholder Matters

	Prior to the filing of this registration statement, no shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. The Company's Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

	The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state.
  Further, most likely the Company's shares will be subject to the provisions of Secti
Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange
 Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.

	The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price
00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

	For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the b and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.



	As of December 31, 1998 and June 30, 1999 there were 21 and 26 holders respectfully of record of the Company's Common Stock. Because the Company does not presently trade, no trading history is presented herein.

	As of December 31, 1998 and June 30, 1999, the Company had issued and outstanding 7,800,000 and 7,986,000 shares respectfully. Of this total, 3,550,000 shares were issued in private transactions in the third and fourth quarter of 1998. These 3,550,000 shares are deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend. The remaining 4,250,000 shares were issue in December 1998 following the Company's offering pursuant to Regula
504 of the Act.  An additional 186,000 shares were issued, pursuant to
 Rule 504 in March of 1999. These 4,436,000 shares do not bear a restrictive legend.

	Of the Company's total shares outstanding, 4,436,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 4,428,000 shares, the Company has identified no shares as being held by affiliates of the Company.

	The 3,550,000 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule 144. In general, under
 Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an
"affiliate
any (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the
Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

	Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM	2.	Legal Proceedings

	There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM	3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.



ITEM	4.	Recent Sales of Unregistered Securities

	On December 31, 1998 and March 31, 1999, the Company completed an offering of its Common Stock pursuant to the provisions of Regulation
 D, Rule 504 of the Act. Under the offerings, the Company sold 4,250,000 share to 15 people for $42,500 in December 1999 and 186,000 shares for $46,500 in March 1999. This offering was not registered under the Act, or registered or qualified under the securities laws of any state. All purchasers of the shares reside outside the United States. The offering of the shares eliance upon the limited offering exemption from registration with the Securities and Exchange Commission as set forth in Rule 504 of Regulation D.

	Each purchaser was required to complete and sign a written subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks.  Pursuant to Rule 504(b)
(1) of Regulation D, the provisions of  Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504. Generally, Rule 502(d) provides that: "exempt as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired ion under Section 4(2) of the Act and cannot be resold without registration under the Act or an exemption therefrom . . . ."

	Because the Company's intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of the Company's
 Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

	The Company also issued 100,000 shares, of its Common Stock, to two individual related parties in the asset acquisition of J&D Cigar on October 25, 1998 and 500,000 shares to one individual related party for the acquisition of the exclusive distribution rights for Canada of Irvine Breath Products and Gel Caps breath freshener product lines on October 16, 1998. With respect to the issuance of the 600,000 shares, the holders would be affiliates.

	The Company relied on the exemption from registration under the Act provided by Sections 4(2) and 4(6) of the Act in the issuance of the total of 3,350,000 share issued in the fourth quarter of 1998 said
3,550,000 being all the restricted share issued.



ITEM	5.	Indemnification of Directors and Officers

	As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to b opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any crimina roceeding, they had no reasonable cause to believe their conduct was unlawful.





	The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

	The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

	The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, gent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses.
 Presently, the Company does not carry such insurance.

Transfer Agent

	The Company has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.

PART F / S

The Company's financial statements for the fiscal year ended December 31, 1998 and March 31, 1999 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to
Item 15 of this Form 10-SB.

PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number		       Exhibit Name

  3.1			Article of Incorporation
  3.2			By-Laws of Registrant
10.1			Acquisition Agreements
27.			Financial Data Schedule

	2.	Description of Exhibits

10.1(a)		October 16, 1998 -  Canadian Distribution Agreement
       (b)		October 21, 1998 - Product Line Acquisitions
			Cigar Gone and other related products
       (c)		October 25, 1998, Product Line Rights
			Inventory and other assets of J&D Cigar Company, Ltd.


SIGNATURES

	In accordance with Section 12 of the Securities and Exchange
 Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							     FRESH BREATH INDUSTRIES, INC.
								               (Registrant)




Date:  _______________ 1999				By:____________________________________
							      Kenneth Trociuk
							      President